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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                               IVI CHECKMATE CORP.
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    450928106

                                 (CUSIP NUMBER)


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                                 GERARD COMPAIN
                                  INGENICO S.A.
                             9, QUAI DE DION BOUTON
                               92816 PUTEAUX CEDEX
                                     FRANCE
                                33.1.46.25.82.05

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                 WITH A COPY TO:

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        DAVID A. KATZ, ESQ.                           KEVIN MACCARTHY, ESQ.
        DAVID C. KARP, ESQ.                     KEVIN MACCARTHY ASSOCIATES, P.C.
   WACHTELL, LIPTON, ROSEN & KATZ                      214 E. 52ND STREET
        51 WEST 52ND STREET                         NEW YORK, NEW YORK 10022
      NEW YORK, NEW YORK 10019                           (212) 752-6700
         (212) 403-1000

                                JANUARY 31, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

      ITEM 4.  PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D dated June 25, 1998 is hereby amended to insert the following paragraph as the penultimate paragraph thereof:

                  As a result of the Issuer's current operating position and a review by the Reporting Person of its investment in the Issuer, the Reporting Person has entered into negotiations with the Issuer concerning a potential acquisition by the Reporting Person of Issuer common stock, which transaction, if consummated, may result in the Reporting Person owning a majority of the Issuer's common stock. As an alternative to such a transaction, the Reporting Person may consider alternative transactions that could involve the Reporting Person acquiring additional shares in open-market purchases or privately negotiated transactions or through a tender offer. The Reporting Person has indicated to the Issuer that, based upon the information currently available to the Reporting Person, it would not acquire shares of Issuer common stock in any such transaction for a price in excess of $3.00 per share and perhaps significantly less. Any agreement with respect to such a transaction would be subject to a number of conditions. There can be no assurance that any agreement with respect to any transaction will be reached or, if reached, whether any such transaction will be consummated. On January 31, 2001, the Issuer sent a letter to the Reporting Person with respect to the foregoing which is attached hereto as Exhibit 7.4 and is incorporated herein by reference.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 4.

                  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            7.1. Investment Agreement dated December 5, 1996 with Exhibits, as amended on December 17, 1996.*

            7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.*

            7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.*

            7.4 Letter from the Issuer to the Reporting Person, dated January 31, 2001.



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            *  Filed previously.




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                                   SIGNATURES


            After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2001




                                    INGENICO, S.A.



                                    By: /s/ Gerard Compain
                                       ----------------------------
                                       Name:    Gerard Compain
                                       Title:   Managing Director









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


                                   APPENDIX A
                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF REPORTING PERSON


NAME AND BUSINESS ADDRESS       PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------       --------------------              -----------

Jean-Jacques Poutrel            Chairman and CEO                  French
Ingenico S.A.                   of Ingenico Groupe
9, quai de Dion Bouton
92816 Puteaux
France

Gerard Compain                  Managing Director;                French
Ingenico S.A.                   Director of Issuer
9, quai de Dion Bouton
92816 Puteaux
France

Jean Denis Massonaud            Director                          French
c/o Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Michel Malhouitre               Vice-President                    French
c/o Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Mrs. Claude Mille               Director                          French
26 Boulevard de la
Saussaye
92200 Neuilly
France

Mrs Tessa Poutrel-Leblond       Director                          French
11 rue de Longpont
92200 Neuilly
France

Marc Lassus                     Director                          French
c/o Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France




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


NAME AND BUSINESS ADDRESS       PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------       --------------------              -----------

Alain Menc                      Director                          French
c/o Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Betrond Cambou                  Director                          French
c/o Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France













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


                                  EXHIBIT INDEX



            7.1. Investment Agreement dated December 5, 1996 with Exhibits, as amended on December 17, 1996.*

            7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.*

            7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.*

            7.4 Letter from the Issuer to the Reporting Person, dated January 31, 2001


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            *  Filed previously.










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